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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34883

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Northeastern Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Passaic Avenue
(No. and Street)

Fairfield (City) New Jersey (State) 07004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandralin Kiss (973) 882-9337
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ParenteBeard LLC
(Name – *if individual, state last, first, middle name*)

100 Walnut Street, Suite 200 (Address) Clark (City) New Jersey (State) 07066 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 3/14

OATH OR AFFIRMATION

I, Sandralin Kiss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Northeastern Securities, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 24th day of Feb., 2012

Signature

Executive Vice President, COO

Title

Notary Public

COLLEEN A. WESTERVELT
NOTARY PUBLIC OF NEW JERSEY
COMMISSION EXPIRES 10/11/12

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Northeastern Securities, Inc.

Financial Statements and
Supplementary Information

December 31, 2011

Pursuant to Rule 17a – 5 of the
Securities Exchange Act of 1934
SEC File No. 8-34883

ParenteBeard

CONFIDENCE THROUGH CLARITY

Financial Northeastern Securities, Inc.

Financial Statements and
Supplementary Information

December 31, 2011

Pursuant to Rule 17a – 5 of the
Securities Exchange Act of 1934
SEC File No. 8-34883

Table of Contents
December 31, 2011

ParenteBeard

Independent Auditors' Report

Stockholders
Financial Northeastern Securities, Inc.

We have audited the accompanying statement of financial condition of Financial Northeastern Securities, Inc. (the "Company") as of December 31, 2011, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Northeastern Securities, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

ParenteBeard LLC

Clark, New Jersey
February 14, 2012

Financial Northeastern Securities, Inc.

Statement of Financial Condition
December 31, 2011

Assets

Assets	
Cash and cash equivalents	$ 10,930,682
Receivables from customers, net	2,363,101
Investments	3,918,879
Property and equipment, net	246,224
Other assets	140,082
Total assets	$ 17,598,968

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable and accrued expenses	$ 650,238
Dividends payable	632,000
Due to affiliate	74,152
Payable to clearing broker	40,674
Total liabilites	1,397,064
Stockholders' Equity	
Common stock, no par value, 2,500 shares authorized, 20 shares issued and outstanding	1,000
Paid-in capital in excess of stated value	3,077,130
Retained earnings	13,123,774
Total stockholders' equity	16,201,904
Total liabilites and stockholders' equity	$ 17,598,968

See notes to financial statements

Financial Northeastern Securities, Inc.

Statement of Income
Year Ended December 31, 2011

Revenues	
Principal transactions	$ 12,620,098
Underwriting of certificates of deposit	6,004,798
Spread sales on certificates of deposit	1,296,073
Commissions	1,038,759
Other income	370,156
Interest income	280
Total revenues	21,330,164
Expenses	
Employee compensation and benefits	12,753,302
Floor brokerage, exchange, and clearance fees	1,402,250
Other general and administrative expenses	1,394,147
Communications and data processing	366,952
Rent expense	343,091
Interest expense, trading	12,060
Total expenses	16,271,802
Net income	$ 5,058,362

See notes to financial statements

Financial Northeastern Securities, Inc.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2011

	Common Stock		Paid-in Capital in Excess of Stated Value	Retained Earnings	Totals
	Shares	Amounts			
Balance, beginning of year	20	$ 1,000	$ 3,077,130	$ 12,099,412	$ 15,177,542
Net income	-	-	-	5,058,362	5,058,362
Distributions to stockholders'	-	-	-	(4,034,000)	(4,034,000)
Balance, end of year	20	$ 1,000	$ 3,077,130	$ 13,123,774	$ 16,201,904

See notes to financial statements

Financial Northeastern Securities, Inc.

Statement of Cash Flows
Year Ended December 31, 2011

Cash Flows from Operating Activities	
Net income	$ 5,058,362
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	137,191
Unrealized loss on investments	83,480
Realized loss on investments	2,457
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Receivables from customers	503,776
Due from/to affiliate	216,830
Investments	(247,866)
Other assets	(15,167)
Increase (decrease) in:	
Accounts payable and accrued expenses	(63,177)
Payable to clearing brokers	31,031
Firm inventory - short	(31,317)
Net cash provided by operating activities	5,675,600
Investing Activities	
Purchases of property and equipment	(35,902)
Net cash used in investing activities	(35,902)
Financing Activities	
Distributions to stockholders'	(3,562,001)
Net cash used in financing activities	(3,562,001)
Net Increase in Cash and Cash Equivalents	2,077,697
Cash and Cash Equivalents, Beginning	8,852,985
Cash and Cash Equivalents, Ending	$ 10,930,682
Supplemental Disclosure of Cash Flow Information	
Cash paid during the year for:	
Interest	$ -
Non-Cash Financing Activities Include the Following	
Increase in distributions against dividend payable	$ (471,999)

See notes to financial statements

1. Nature of Business

Financial Northeastern Securities, Inc. (the "Company") is a full-service broker-dealer to institutional investors, credit unions, and individual investors located throughout the United States. The Company is registered under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of engaging in principal transactions and underwriting certificates of deposit.

The Company is a fully disclosed broker-dealer and clears all securities transactions through an unaffiliated clearing broker. Therefore, the Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

The Company has evaluated subsequent events for recognition or disclosure through February 14, 2012, the date the financial statements were available to be issued.

2. Summary of Significant Accounting Policies

Basic of Accounting

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America, which requires the use of the accrual method of accounting. Under this accounting method, revenues are recognized when earned and expenses are recognized when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates are based on several factors including the facts and circumstances available at the time the estimates are made, historical experience, risk of loss, general economic conditions and trends, and the assessment of the probable future outcome. Some of the more difficult, subjective and significant estimates include determinations of the useful lives of assets, allowance for doubtful accounts and present value assumptions. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the statement of income in the period that they are determined.

Cash and Cash Equivalents

For purposes of the statement of financial condition and statement of cash flows, the Company considers all highly liquid investments, consisting mostly of certificates of deposit, which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents.

Concentration of Credit Risk

The Company places its cash and cash equivalents with three financial institutions that have offices located in New Jersey and New York. Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents. The Company's cash and cash equivalents are placed with high credit quality financial institutions. At times, such balances may exceed federally insured limits of $250,000 per financial institution for interest bearing accounts and is unlimited for non-interest bearing accounts. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on cash and cash equivalents.

Customer Receivables

Accounts receivable from customers are recorded at the present value of estimated cash flows on the date the receivables were established. The Company receives collections on its customer receivables based on the length of the certificates of deposit. The present value discounts on the customer receivables are computed using assumptions made by management of the Company regarding the market and ultimate collectability of the receivables. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible. The Company wrote-off $481 during 2011. It is management's policy to review the outstanding accounts receivable from its customers as well as the bad debt write-off's and collections experienced in the past and current credit considerations to establish an allowance for doubtful accounts for potentially uncollectable accounts. At December 31, 2011, there was no allowance for doubtful accounts.

Customer receivables consist of the following:

Receivable in less than one year	$ 1,128,472
Receivable in more than one year up to four years	1,337,363
Less discounts to present value (ranging from 1% to 4%)	(102,734)
Total	$ 2,363,101

Investments

The Company's investments are comprised of certificates of deposit and marketable securities.

Investments in certificates of deposit and marketable securities are bought and held principally for the purpose of selling them in the near term and are classified as trading securities. Trading securities are measured at fair value in the accompanying statement of financial condition.

The Company uses the specific identification method in determining realized gains and losses reflected in revenues under selling groups and other in the statement of income. The unrealized gains and losses are also reflected in revenues under selling groups and other in the statement of income.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Expenditures for maintenance, repairs and betterments which do not materially prolong the normal useful life of an asset are charged to operations as incurred. Purchases of property and equipment and additions and betterments which substantially extend the useful life of the asset are capitalized at cost. Upon sale or other disposition of assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss, if any, is reflected in the statement of income. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Principle Method
Furniture and fixtures	7 years	Straight-line
Office equipment	3 -10 years	Straight-line

Payable to Clearing Broker

The Company clears all securities transactions through an unaffiliated clearing broker on a fully disclosed basis. The amount payable to the clearing broker relates to these transactions and is collaterized by securities owned by the Company.

Revenue Recognition from Securities Transactions

The Company's revenue is derived from several classes of services summarized as follows:

Underwriting of Certificates of Deposit Revenue

Underwriting revenues are derived from underwriting services provided on the purchase of certificates of deposit and are recorded in accordance with the terms of the respective underwriting agreements.

Principal Transactions Revenue

Principal transactions revenue is derived from the mark up or mark down on securities purchased and re-sold by the Company. Principal transactions and the related revenue are recorded on a settlement-date basis, which is not materially different from trade-date basis.

Spread Sales on Certificates of Deposit Revenue

Spread Sales on certificates of deposit is derived from the interest rate of a particular certificate of deposit sold to a customer. The customer receives a portion of the interest income based upon the net rate while the remaining portion is paid to the Company. Revenue is recognized on a settlement-date basis, which is not materially different from trade-date basis.

Commission Revenue

Commission revenues are derived from investment transactions where the Company acts as agent and are recognized on a settlement-date basis, which is not materially different from trade-date basis.

Selling Groups Revenue Participation

Revenue derived from participation in a selling group of corporate note programs and various other corporate underwritings is recognized in accordance with the terms of the respective note programs.

Income Taxes

As an "S" corporation, the Company is not subject to federal and New Jersey income taxes. The individual shareholders are responsible for the payment of income taxes on the Company's earnings. Accordingly, there is no provision for federal and New Jersey income tax in the accompanying financial statements, however, Ohio and the City of Dublin, Ohio are subject to taxes.

The Company has adopted Financial Accounting Standards Board ("FASB") authoritative accounting guidance for uncertainty in income taxes and evaluated its tax positions. The adoption had no effect on the Company's financial statements. As of December 31, 2011, the Company did not have any open tax positions.

The Company's federal income tax return is no longer subject to examination by the federal taxing authority for the years before 2008.

The Company's New Jersey, Ohio and Florida income tax returns are no longer subject to examination by those taxing authorities for the years before 2006 or 2007, depending on the state requirements.

Distributions and Dividends Payable

The Company reimburses its stockholders for the individual income tax liability that will be incurred by the stockholders as a result of the "S" corporation elections. As of December 31, 2011, dividends payable was $632,000. During 2011, the Company distributed $3,562,001 to its stockholders toward the individual tax liabilities and other cash distributions.

Commissions Expense

Commissions are paid to various brokers based upon a percentage of sales on the settlement date and are paid at the end of the month following the settlement date.

Recent Accounting Pronouncement

Fair Value Measurements

In January 2010, the FASB issued guidance which requires, in both interim and annual financial statements, for assets and liabilities that are measured at fair value on a recurring basis, disclosures regarding the valuation techniques and inputs used to develop those measurements. It also requires separate disclosures of significant amounts transferred in and out of Level 1 and Level 2 fair value measurements and a description of the reasons for the transfers. This guidance was effective for the Company beginning on April 1, 2011 and is required to be applied prospectively to new or significantly modified revenue arrangements. The adoption of this guidance did not have a material impact on the Company's operating results, financial position or cash flows.

In May 2011, the FASB issued FASB Accounting Standards Update ("ASU") No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements. The amendments in this ASU generally represent clarifications of Topic 820, but also include some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This ASU results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements. The amendments in this ASU are to be applied prospectively and are effective during interim and annual periods beginning after December 15, 2011. Management of the Company currently believes that the adoption of this ASU will not have a material impact on the Company's operating results, financial position or cash flows.

Supplementary Information

In February 2010, the Auditing Standards Board issued Statement on Auditing Standards ("SAS") No. 119, Supplementary Information in Relation to the Financial Statements as a whole. SAS No. 119 addresses the auditors' responsibilities when engaged to report on supplementary information that accompanies an entity's financial statements. SAS No. 119 is effective for financial statement audits beginning on or after December 15, 2010. As of December 31, 2011, the Company adopted SAS No. 119.

3. Property and Equipment

Property and equipment consists of the following:

Furniture & fixtures	$ 250,042
Office equipment	794,256
Total	1,044,298
Less: accumulated depreciation and amortization	(798,074)
Net	$ 246,224

Depreciation expense for 2011 was $137,191.

4. Investments

The Company measures its investments on a recurring basis at fair value.

Fair value is defined as the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1 – Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2 – Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets, quoted market prices in markets that are not active for identical or similar assets, and other observable inputs.

Level 3 – Fair value would be based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and other similar techniques.

As of December 31, 2011, investments include various certificates of deposit maturing at dates through 2016 at interest rates ranging from 0.35% to 4.75%. These items were measured using the following inputs at December 31, 2011:

	Level 1	Level 2	Level 3	Total
Assets				
Certificates of Deposit	$ 3,883,772	$ -	$ -	$ 3,883,772
Equity Securities	35,107	-	-	35,107
Total	$ 3,918,879	$ -	$ -	$ 3,918,879

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies as of December 31, 2011.

Certificates of Deposit: Valued based upon quoted prices from an exchange.

Equity Securities: Valued at the closing price reported on the active market on which the individual security is traded.

The following schedule summarizes the investment return included in other income for 2011 on the statement of income:

Unrealized gains/(losses)	$ (83,480)
Realized gains/(losses)	(2,457)
Total	$ (85,937)

At December 31, 2011, the Company did not have any assets or liabilities whose fair value was measured using a Level 2 or Level 3 input.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $13,386,280, which was $13,286,280 in excess of its required net capital of $100,000. The Company's net capital ratio was .05 to 1.

6. Off-Balance Sheet Risk

The security transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for some execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that the clearing broker-dealer executes customer transactions properly.

7. Related Party Transactions

Pursuant to an administrative annual cost sharing agreement, renewable on a year-to-year basis, the Company shares the cost of overhead expenses with an affiliated company through common ownership, Financial Northeastern Corporation (the "Affiliate"), based on relative sales levels. The shared overhead expenses pertain to rent, employee compensation and benefits, professional fees, utilities, travel and other miscellaneous expenses. As of December 31, 2011, the Company owed the affiliate $74,152 toward 2011 shared costs. The Company incurred shared costs of $2,836,107 for 2011 from the Affiliate representing 96% of the total expenses to be allocated.

8. Commitments and Contingencies

Operating Lease

The Affiliate of the Company has entered into various operating leases for office space located in New Jersey and Florida through 2017 and 2016, respectively. Further, the Company leases office space in Ohio on a month to month basis. The Affiliate has options to renew its office leases. Minimum annual lease payments subsequent to December 31, 2011 are as follows:

Years ending December 31:

2012	$ 306,796
2013	308,093
2014	321,409
2015	322,785
2016	307,461
Thereafter	287,544
Total	$ 1,854,088

Rent expense under operating leases was $343,091 during 2011. As described in Note 7, an agreement is in place whereby the Affiliate shares the cost relative to the office space leases with the Company.

Legal

In July 2009, a former customer of the Company commenced an arbitration against the Company before the FINRA claiming breach of fiduciary duty, fraud, breach of contract and other claims seeking damages of approximately $204,000. The Company has filed a counterclaim denying the allegations and seeks to recover the costs incurred by the Company to defend the claim. No discovery has been requested or exchanged by either party. A hearing panel was appointed in Florida by FINRA approximately eighteen months ago. Since then the panel in Florida has issued an order staying the case until June 15, 2012. No hearing dates are currently scheduled and legal council is of the opinion that the case against the Company lacks merit. Based on advice from legal counsel, management believes that an unfavorable outcome against the Company is not likely and will therefore have no material impact on the financial statements.

In September 2011, a former customer of the Company commenced an arbitration against the Company before the FINRA claiming the Company sold unsuitable securities seeking damages, although it is not clear, in the range of $200,000 to $300,000. No discovery has been undertaken and no panel has been appointed. The Company has filed a response indicating that the customer made the investment decisions and contained the appropriate knowledge when making the decisions. The Company has filed a vigorous defense and a counterclaim seeking all of the Company's costs and expenses incurred in defending this case. Based on advice from legal counsel, management believes that an unfavorable outcome against the Company is not likely and will therefore have no material impact on the financial statements.

9. Pension Plans

Defined Contribution Pension Plan

The Company is a participating employer of a 401K plan that allows for pre-tax employee contributions and a discretionary employer match in addition to a discretionary employer profit sharing contribution. Eligible employees to benefit from employer contributions must meet certain age and service requirements. Full vesting is reached in year three after 33% vesting each in years one and two. Total expense for the defined contribution pension plan for 2011 was $324,372.

Supplemental Executive Retirement Plan

The Affiliate established a non-qualified deferred compensation program and a Supplemental Executive Retirement Plan (SERP) in 2004, both of which were amended and restated effective January 1, 2007. Effective January 1, 2010, the Company has suspended contributions to the SERP Plan.

10. Subsequent Events

The Company anticipates negotiating its Ohio service agreement to convert the month to month agreement to an annual service agreement or a long term lease during 2012.

Financial Northeastern Securities, Inc.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission
December 31, 2011

Net Capital, Stockholder's Equity		$ -
Add		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Less Nonallowable Assets		
Receivables from customers, net		2,363,101
Property and equipment, net		246,224
Other assets		140,082
Total less nonallowable assets		2,749,407
Net Capital Before Haircuts on Securities Positions (Tentative Net Capital)		(2,749,407)
Less, Haircuts on Securities		66,217
Net capital		$ (2,815,624)
Aggregate Indebtedness		
Accounts payable and accrued expenses		$ 650,238
Payable to clearing broker		40,674
Total aggregate indebtedness		$ 690,912
Computed Basic Minimum Net Capital Requirement (6.67% of aggregate indebtness)		$ 46,061
Minimum Net Capital Required (under Sec Rule 15c3-1)		$ 100,000
Excess Net Capital ($13,386,280 - $100,000)		$ (2,915,624)
Percentage of Aggregate Indebtness to Net Capital	$ 690,912 / $ (2,815,624)	(0.25)
Reconciliation with Company's Computation (Included in Part IIA of Form X-17A as of December 31, 2011)		
Net capital, as reported by company		$ 13,386,280
Adjustments		-
Net capital, per above		$ 13,386,280

See notes to financial statements

ParenteBeard

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker - Dealer Claiming an Exemption from SEC Rule 15c3-3

Stockholders
Financial Northeastern Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Financial Northeastern Securities, Inc. ("the Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ParenteBeard LLC

Clark, New Jersey
February 14, 2012